UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

to

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

ENERGY TRANSFER PARTNERS, L.P.

(Exact Name of Registrant as Specified in its Charter)

Delaware	23-3096839
(State of incorporation or organization)	(IRS Employer Identification No.)

8111 Westchester Drive, Suite 600

Dallas, Texas 75225

(214) 981-0700

(Address of principal executive offices and zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Units Representing Limited Partner Interests	The New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.  ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box.  ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates:

333-206301, 333-212962

Securities to be registered pursuant to Section 12(g) of the Act:

None.

EXPLANATORY NOTE

On April 28, 2017, Sunoco Logistics Partners L.P., a Delaware limited partnership, acquired Energy Transfer Partners, L.P., a Delaware limited partnership (“ETP”) through the merger of a wholly-owned subsidiary of Sunoco Logistics Partners L.P. with and into ETP (the “Energy Transfer merger”). In connection with the Energy Transfer merger, ETP changed its name to “Energy Transfer, LP” and Sunoco Logistics Partners L.P. changed its name to “Energy Transfer Partners, L.P.” and amended and restated its agreement of limited partnership to reflect such name change, the issuance of certain new classes of partnership interests, and other amendments. For purposes of this Amendment to the Registration Statement on Form 8-A, the “Partnership” refers, prior to the time of the Energy Transfer merger, to Sunoco Logistics Partners L.P., a Delaware limited partnership and, following the time of the Energy Transfer merger and the adoption of the Fourth Amended and Restated Agreement of Limited Partnership of the Partnership, dated April 28, 2017 (the “Partnership Agreement”), Energy Transfer Partners, L.P., a Delaware limited partnership, after giving effect to the change in name of the Partnership in connection with the Energy Transfer merger.

Following the Energy Transfer merger, the common units representing limited partner interests (the “Common Units”) in the Partnership, are governed by the Partnership Agreement. This Amendment No. 4 to the Partnership’s Registration Statement on Form 8-A is being filed to update the description of the Common Units and delete references to certain obsolete provisions that are no longer applicable. This Amendment No. 4 hereby amends and restates in its entirety the Partnership’s Registration Statement on Form 8-A.

Item 1. Description of Registrant’s Securities to be Registered.

A description of the Common Units is set forth under the captions “Description of the Common Units,” “Description of Our Partnership Agreement,” “Conflicts of Interest and Fiduciary Responsibilities” and “Material U.S. Federal Tax Consequences” in the prospectus included in the Partnership’s Registration Statement on Form S-3 (Registration No. 333-212962), filed with the Securities and Exchange Commission (the “SEC”) on August 5, 2016 under the Securities Act of 1933, as amended, and will be set forth in any prospectus filed in accordance with Rule 424(b) thereunder, which description is incorporated herein by reference.

The foregoing description of the Common Units does not purport to be complete and is qualified in its entirety by reference to the complete text of the Partnership Agreement, a copy of which is filed as an exhibit hereto and is incorporated herein by reference.

In addition, the foregoing description is modified and supplemented as set forth below, to reflect the amendments set forth in the Partnership Agreement.

Name

The name of the Partnership is “Energy Transfer Partners, L.P.”

General Partner

The general partner of the Partnership is Energy Transfer Partners GP, L.P.

Cash Distributions

General. Our partnership agreement provides that we will distribute all of our available cash to unitholders of record on the applicable record date within 45 days after the end of each quarter. We intend to make distributions of available cash to the holders of common units on a quarterly basis, to the extent we have sufficient cash from our operations after establishment of cash reserves and payment of fees and expenses, and payments of distributions on certain of our other classes of units as described below. However, there is no guarantee that we will pay quarterly distributions on the common units in any quarter, and we will be prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is existing, under our credit facilities or debt securities.

Definition of Available Cash. Available cash generally means, for any calendar quarter, all cash on hand at the end of such quarter:

•	less the amount of cash that the general partner determines in good faith is necessary or appropriate to:

•	provide for the proper conduct of business;

•	comply with applicable law, any of our debt instruments or other agreements; or

•	provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters;

•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter.

Working capital borrowings are generally borrowings that are made under our credit facilities and in all cases are used solely for working capital purposes or to pay distributions to partners.

Operating Surplus and Capital Surplus

General. All cash distributed to unitholders will be characterized as either “operating surplus” or “capital surplus.” We distribute available cash from operating surplus differently than available cash from capital surplus.

Definition of Operating Surplus. Operating surplus for any period generally means:

•	our cash balance on the close date of our initial public offering; plus

•	$15.0 million (as described below); plus

•	all of our cash receipts after the closing of our initial public offering, excluding cash from borrowings that are not working capital borrowings, sales of equity and other debt securities and sales or other dispositions of assets outside the ordinary course of business; plus

•	working capital borrowings made after the end of a quarter but before the date of determination of operating surplus for the quarter; plus

•	an amount equal to the accumulated and undistributed operating surplus of Energy Transfer, LP (as it was called prior to the Energy Transfer merger, “Energy Transfer”) immediately prior to the closing of the Energy Transfer merger between us and Energy Transfer (including $10.0 million of cash received from non-operating sources that Energy Transfer may distribute as operating surplus under the Energy Transfer partnership agreement in effect immediately prior to the Energy Transfer merger), less

•	all of our operating expenditures after the closing of our initial public offering, including the repayment of working capital borrowings, but not the repayment of other borrowings, and including maintenance capital expenditures; less

•	the amount of cash reserves established by the general partner in good faith to provide funds for future operating expenditures.

Definition of Capital Surplus. Capital surplus will generally be generated only by:

•	borrowings other than working capital borrowings;

•	sales of debt and equity securities; and

•	sales or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirements or replacements of assets.

Characterization of Cash Distributions. We will treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As reflected above, operating surplus includes $15.0 million in addition to our cash balance on the closing date of our initial public offering, cash receipts from our operations, cash from working capital borrowings and the undistributed operating surplus of Energy Transfer as of the date of the Energy Transfer Merger.

Distributions of Available Cash from Operating Surplus

We will make distributions of available cash from operating surplus for any quarter in the following manner:

•	First, 100% to all common unitholders and the general partner, in accordance with their percentage interests, until each common unit has received $0.075 per common unit for such quarter, also known as the minimum quarterly distribution;

•	Second, 100% to all common unitholders and the general partner, in accordance with their respective percentage interests, until each common unit has received $0.0833 per common unit for such quarter, also known as the first target distribution; and

•	Thereafter, in the manner described in “— Incentive Distribution Rights” below.

Our partnership agreement provides that our Class E units and our Class G units participate in the distributions of available cash and receive their respective percentage interests. Notwithstanding the foregoing, the distributions on each of our Class E units may not exceed $1.41 per year and distributions on each of our Class G units may not exceed $3.75 per year. In addition, the distributions to the holders of the incentive distribution rights will not exceed the amount holders of the incentive distribution rights would otherwise receive if the available cash for distribution were reduced to the extent it constitutes amounts previously distributed with respect to our Class G units.

Our partnership agreement also provides that our Class K units do not have a percentage interest and holders are not entitled to receive distributions of cash from operating surplus or capital surplus; however prior to us making any distribution of available cash to any class of units other than the Class H units and the Class I units, each Class K unit is entitled to a quarterly cash distribution in an amount equal to $0.67275 per Class K unit; provided, however, no portion of any partnership cash distribution attributable to (i) any distribution or dividend received by us from Holdco (as defined in our partnership agreement) or the proceeds of any sale of the capital stock of Holdco or (ii) any Holdco Distributions (as defined in our partnership agreement).

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution has been paid. Our general partner currently holds all of the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement.

If for any quarter we have distributed available cash from operating surplus to the unitholders in an amount equal to the minimum quarterly distribution, then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and the general partner in the following manner:

•	First, (i) to the general partner in accordance with its percentage interest, (ii) 13% to the holders of the incentive distribution rights, pro rata, and (iii) to all of our common unitholders, Class E unitholders and Class G unitholders, pro rata, a percentage equal to 100% less the percentages applicable to the general partner and holders of the incentive distribution rights, until each of our common unit has received $0.0958 per unit for such quarter, also known as the second target distribution;

•	Second, (i) to the general partner in accordance with its percentage interest, (ii) 35% to the holders of the incentive distribution rights, pro rata, and (iii) to all of our common unitholders, Class E unitholders and Class G unitholders, pro rata, a percentage equal to 100% less the percentages applicable to the general partner and holders of the incentive distribution rights, until each of our common units has received $0.2638 per unit for such quarter, also known as the third target distribution; and

•	Thereafter, (i) to the general partner in accordance with its percentage interest, (ii) 48% to the holders of the incentive distribution rights, pro rata, and (iii) to all of our common unitholders, Class E unitholders and Class G unitholders, pro rata, a percentage equal to 100% less the percentages applicable to the general partner and holders of the incentive distribution rights.

Percentage Allocations of Available Cash from Operating Surplus

The following table illustrates the percentage allocations of the additional available cash from operating surplus between our unitholders and our general partner up to the various target distribution levels.

The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of our general partner and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from operating surplus we distribute reaches the next target distribution level, if any.

The percentage interests shown for the unitholders and the general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution.

	Total Quarterly Distribution Target Amount	Marginal Percentage Interest in Distributions
		Unitholders	General Partner(1)
Minimum Quarterly Distribution	$0.075	99.61%	0.39%
First Target Distribution	up to $0.0833	99.61%	0.39%
Second Target Distribution	up to $0.0958	86.61%	13.39%
Third Target Distribution	up to $0.2638	64.61%	35.39%
Thereafter	above $0.2638	51.61%	48.33%

(1)	Assumes the general partner maintains its current 0.39% general partner interest.

Distributions from Capital Surplus

We will make distributions of available cash from capital surplus, if any, in the following manner:

•	First, to all unitholders and our general partner, in accordance with their respective percentage interests, until we distribute for each outstanding common unit, an amount of available cash from capital surplus equal to the initial public offering price of our common units; and

•	Thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

The partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from the initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.”

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

If we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust:

•	the minimum quarterly distribution;

•	target distribution levels; and

•	unrecovered initial unit price.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level. We will not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if legislation is enacted or if existing law is modified or interpreted in a manner that causes us to become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, we will reduce the minimum quarterly distribution and the target distribution levels by multiplying the same by one minus the sum of the highest marginal federal corporate income tax rate that could apply and any increase in the effective overall state and local income tax rates.

Distributions of Cash Upon Liquidation

If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

Listing

Our outstanding common units are listed on the New York Stock Exchange under the symbol “ETP.” We expect that any additional common units we issue will also be listed on the NYSE.

Item 2. Exhibits.

The following exhibits to this Amendment No. 4 to Registration Statement on Form 8-A are incorporated by reference from the documents specified, which have been filed with the SEC.

Exhibit Number	Description

3.1	Certificate of Limited Partnership of the Partnership (incorporated herein by reference to Exhibit 3.1 to Registration Statement on Form S-1 (Registration No. 333-71968), filed with the SEC on October 22, 2001).

3.2	Amendment to the Certificate of Limited Partnership of the Partnership dated as of August 28, 2015 (incorporated by reference to Exhibit 3.1 of Form 8-K, File No. 1-31219, filed September 1, 2015).

3.3	Amendment to the Certificate of Limited Partnership of the Partnership dated as of April 28, 2017 (incorporated by reference to Exhibit 3.3 of Form 8-K, File No. 1-31219, filed April 28, 2017).

3.4	Fourth Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of April 28, 2017 (incorporated by reference to Exhibit 3.4 of Form 8-K, File No. 1-31219, filed April 28, 2017).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Energy Transfer Partners, L.P.

By:	Energy Transfer Partners GP, L.P (f/k/a
Sunoco Partners LLC), its general partner

By:	Energy Transfer Partners, L.L.C., its general partner

By:	/s/ Thomas E. Long
Name:	Thomas E. Long
Title:	Chief Financial Officer

Dated: April 28, 2017

INDEX TO EXHIBITS

Exhibit Number	Description

3.1	Certificate of Limited Partnership of the Partnership (incorporated herein by reference to Exhibit 3.1 to Registration Statement on Form S-1 (Registration No. 333-71968), filed with the SEC on October 22, 2001).

3.2	Amendment to the Certificate of Limited Partnership of the Partnership dated as of August 28, 2015 (incorporated by reference to Exhibit 3.1 of Form 8-K, File No. 1-31219, filed September 1, 2015).

3.3	Amendment to the Certificate of Limited Partnership of the Partnership dated as of April 28, 2017 (incorporated by reference to Exhibit 3.3 of Form 8-K, File No. 1-31219, filed April 28, 2017).

3.4	Fourth Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of April 28, 2017 (incorporated by reference to Exhibit 3.4 of Form 8-K, File No. 1-31219, filed April 28, 2017).